Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended

Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11 Bermuda
Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
Telephone: (441) 278-9000 Facsimile: (441) 278-9090 Website: www.validusre.bm

May 8, 2009

IPC SHAREHOLDERS: DON’T ACCEPT A BAD DEAL FOR IPC — VOTE “AGAINST” THE
PROPOSED MAX AMALGAMATION ON THE GOLD PROXY CARD TODAY!

Dear Fellow IPC Shareholder,

As you may know, Validus Holdings, Ltd. (“Validus”) recently announced an offer for a compelling strategic combination with IPC Holdings, Ltd. (“IPC”) to create a market-leading carrier in Bermuda’s short-tail reinsurance and insurance market (“the Validus Offer”). Under the Validus Offer, each IPC common share would be exchanged for 1.2037 Validus common shares, providing you with an 18% premium based on the closing prices of both companies on March 30, 2009, the last trading day prior to the announcement of the Validus Offer, and the opportunity to share in the significant growth potential of the combined company. We believe that the Validus Offer is superior to IPC’s previously announced amalgamation agreement with Max Capital Group Ltd. (“Max”), in which IPC shareholders would receive no consideration and significantly increased exposure to risky assets and underperforming business lines.

Under the terms of the proposed Max amalgamation agreement, including a “no-talk” provision that has prevented IPC from even discussing our offer with us, we have been left with no other choice but to take our offer directly to IPC shareholders. As a critical first step in receiving the benefits of the Validus Offer, IPC shareholders must vote “AGAINST” the proposed Max amalgamation. In doing so, you will send a strong message to the IPC Board that you want to receive the superior economics and value provided by Validus.

A VOTE “AGAINST” THE PROPOSED MAX AMALGAMATION STOPS THE IPC BOARD
FROM HANDING OVER OPERATING CONTROL OF YOUR COMPANY WITH
NO CONSIDERATION BEING PAID TO YOU

Under the proposed Max amalgamation, the combined company would be led by Max’s existing senior management team, including its president and chief executive officer, chief operating officer, chief financial officer and general counsel — in a transaction in which you would receive no consideration. In contrast, the Validus Offer provides IPC shareholders with an 18% premium based upon closing prices of IPC and Validus on March 30, 2009, the last trading day prior to the announcement of the Validus Offer. Moreover, we believe that the performance of Validus’ common shares in the market indicates that the market views Validus as an attractive investment: from the date of our IPO on July 24, 2007, to March 30, 2009, the last trading day prior to the announcement of the Validus Offer, our stock price increased 13%, while Max’s stock price declined 37%. In short, rejecting the proposed Max amalgamation paves the way for you to receive what we believe is an attractive investment.

THE PROPOSED MAX AMALGAMATION TRANSACTION WILL
MATERIALLY IMPAIR IPC’S BALANCE SHEET

According to Max’s most recent Form 10-K, as of December 31, 2008, its holdings of alternative investments totaled 61% of its tangible equity, indicating a significant amount of embedded risk. The riskiness of the Max balance sheet is evident in the fact that Max wrote down the value of its alternative investments by $233 million in 2008, a markdown which exceeded its underwriting income. Also, IPC has publicly disclosed that it will have to add $130 million to Max’s property and casualty and life and annuity reserves.

In contrast, Validus holds no alternative investments in its investment portfolio and has specific investment policies in place prohibiting it from investing in those asset classes. Moreover, we don’t expect that the combination of Validus and IPC will require additions to IPC’s or Validus’ existing insurance reserves.

THE PROPOSED MAX AMALGAMATION WOULD COMBINE IPC WITH AN
UNDERPERFORMING COMPANY UNDER THE GUISE OF “DIVERSIFICATION”

Under the proposed Max transaction, IPC’s Board has chosen to combine with an entity that in 2008 suffered a comprehensive net loss of $200.4 million, or $3.10 per Max diluted share. Additionally, Max’s U.S. Specialty segment, the centerpiece of its “diversified” businesses, operated in 2008 with a combined ratio of 138.5%, indicating that it paid out significantly more money in claims and expenses than it received from premiums. The IPC Board’s choice to combine with an underperforming company “diversifies” IPC and its shareholders into businesses which have earned returns well below what IPC earned on a standalone basis in the same period. Based on Max’s history, we question whether a Max amalgamation will create any value for IPC shareholders. In contrast to Max’s 2008 losses, Validus earned $45.3 million, or $0.61 per Validus diluted share, in 2008.

A VOTE “AGAINST” THE PROPOSED MAX AMALGAMATION PRESERVES
YOUR RIGHT TO RECEIVE THE BENEFITS OF THE VALIDUS OFFER

The Validus Offer would provide:

•	IPC shareholders with the opportunity to receive a premium for your shares and an attractive investment in the form of Validus shares, which have historically outperformed Max shares.

•	A combined company with a strong balance sheet and minimal exposure to risky asset classes.

•	An experienced, proven and stable management team with substantial expertise operating in IPC’s core lines of business.

•	The opportunity for IPC shareholders to benefit from stable, profitable diversification into attractive business lines with superior growth opportunities.

If IPC shareholders reject the proposed Max amalgamation, we hope the IPC Board will do the right thing and accept the Validus Offer. However, even without the support of IPC’s Board, Validus has announced a clear plan to a timely closing of its acquisition of IPC.

We intend to commence an Exchange Offer for all of the outstanding common shares of IPC. If the conditions of our Exchange Offer are satisfied, we believe we would be able to acquire IPC shares under our Exchange Offer in June. Validus is also pursuing a Scheme of Arrangement in the Supreme Court of Bermuda as an alternative mechanism to allow IPC shareholders to receive our superior offer.

However, you must first vote “AGAINST” the proposed Max amalgamation to preserve your opportunity to benefit from the Validus Offer. We urge you to send the IPC Board a clear message that IPC shareholders reject the Max amalgamation and that the IPC Board should accept the Validus Offer.

REJECT THE MAX AMALGAMATION: VOTE YOUR GOLD PROXY CARD TODAY

If your IPC shares are held in your own name, please vote “AGAINST” Proposal #8, which is for the issuance of shares in connection with the proposed Max amalgamation, sign, date and return the enclosed GOLD proxy card in the postage-paid envelope we have provided. This preserves your right to receive the benefits of the Validus Offer. If you hold your IPC shares in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only after receiving your specific instructions. IT IS CRITICAL THAT YOU PROMPTLY GIVE INSTRUCTIONS TO YOUR BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions are included with the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038, or by facsimile at (212) 440-9009, or by email at validusIPC@georgeson.com so that we may be aware of all instructions given and are in a position to ensure that your instructions are followed.

We urge you not to return any white proxy card you may receive from IPC or otherwise authorize a proxy to vote your shares for the proposed Max amalgamation. If you have already returned a white proxy card to IPC or otherwise authorized a proxy to vote your shares for the proposed Max amalgamation, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Only your latest dated proxy will be counted.

IPC shareholders of record as of April 28, 2009 are entitled to vote at the annual meeting. If you were an IPC holder on such date, you can still vote even if you have since sold your shares.

Georgeson Inc. is assisting Validus with its efforts to solicit proxies. If you have any questions about voting your IPC shares, please call Georgeson Inc. toll-free at (888) 274-5119 (banks and brokerage firms should call (212) 440-9800), or email validusIPC@georgeson.com.

Your vote is extremely important, regardless of how many or how few shares you own. To ensure your vote is counted, submit your vote on the GOLD proxy card so we receive it on or before June 12, 2009.

We thank you for your consideration and support.

Sincerely,

Edward J. Noonan
Chairman and Chief Executive Officer
Validus Holdings, Ltd.

Cautionary Note Regarding Forward-Looking Statements

This letter may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into and to consummate the proposed acquisition on the terms set forth in the Validus Offer; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed acquisition; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus’ or IPC’s risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus’ limited operating history; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or IPC’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus’ or IPC’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 18) the effect on Validus’ or IPC’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed acquisition, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of litigation arising from the Validus Offer, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this letter are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Acquisition and Where to Find It:

This letter relates to the offer to be commenced by Validus to exchange each issued and outstanding common share of IPC for 1.2037 common shares of Validus. This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange to be included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Validus intends to file with the SEC. The Validus exchange offer will be made only through the Exchange Offer Documents.

This letter is not a substitute for the proxy statements that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition. A definitive proxy statement seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max (the “Opposition Proxy Statement”) is being sent by Validus to IPC shareholders, and Validus has filed a preliminary proxy statement with the SEC seeking proxies to approve the issuance of Validus shares in connection with the proposed amalgamation between IPC and Validus (the “Validus Share Issuance Proxy Statement”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS, THE OPPOSITION PROXY STATEMENT, THE VALIDUS SHARE ISSUANCE PROXY STATEMENT AND ANY OTHER PROXY STATEMENTS OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.

Participants in the Solicitation:

Validus and certain of its executive officers are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.